Exhibit 99.1

Release

Frankfurt am Main	September 11, 2012

Deutsche Bank announces strategic and financial aspirations for 2015 and beyond

Sets course to become the leading client-centric global universal bank

Strengthening the business model in a changed environment

-	Affirms long-standing commitment to universal banking model

-	Creates fourth business pillar: an integrated Asset & Wealth Management division that includes former CB&S businesses such as ETFs

-	Underlines importance of Germany and sustains regional growth focus in Asia Pacific and the Americas

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Positions itself at the forefront of cultural change in the industry, increasing time horizon for deferred bonus payouts for senior management and appointing an independent external panel to review compensation

-	Reaffirms organic capital growth plan and aims to achieve best-in-class operational excellence

-	Accelerates deleveraging by creating Non-Core Operations unit

Setting financial aspirations

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To increase IBIT for PBC to approximately EUR 3 billion, to lower cost-income ratio for CB&S to below 65%, and to more than double IBIT from 2011 levels for AWM and GTB, all by 2015 and taking into account the separation of the Non-Core Operations unit

-	To achieve fully loaded Basel 3 Core Tier 1 capital ratio of at least 8% as of March 31, 2013, and more than 10% as of March 31, 2015

-	To improve cost-income ratio to less than 65% at a one-off cost of EUR 4 billion to achieve savings of EUR 4.5 billion a year by 2015

-	To reach post-tax return on average active equity of 12% or more by 2015

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced its strategic and financial aspirations for 2015 and beyond, setting the course to become the

Issued by the press department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: http://www.db.com http://www.db.com/media E-mail: db.presse@db.com

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leading client-centric global universal bank.

The plan, “Strategy 2015+”, spells out how the Bank will address the near-term challenges in the changed business environment and positions it to seize the opportunities presented by longer-term megatrends.

Jürgen Fitschen and Anshu Jain launched a 100-day review of the corporate strategy when they became Co-Chairmen of the Management Board and the Group Executive Committee on June 1. Following an intensive period of inclusive dialogue with stakeholders, Strategy 2015+ addresses not only the further development of a sustainable business model, but also includes a commitment to a fundamental change in the Bank’s culture.

Jürgen Fitschen and Anshu Jain, Co-Chairmen of Deutsche Bank’s Management Board and the Group Executive Committee, said: “Deutsche Bank aims to emerge as a long-term winner from the fundamental shifts taking place in the banking industry. The medium-term economic and regulatory outlook is challenging, hence we need to significantly improve our operating performance and efficiency. It is not enough to adapt our strategy to customers’ changing demands; we also have to secure our competitiveness over the long term and fulfill our responsibility to society.”

Strategy 2015+

Strengthening the business model

With Strategy 2015+, Deutsche Bank reaffirms its commitment to the universal banking model, its home market of Germany and its global footprint; addresses the need for further deleveraging, organic capital growth and operational excellence; and positions itself at the forefront of cultural change in the banking industry.

The Bank believes that its four business pillars are ideally placed to balance its earnings mix and to satisfy increasingly complex and global customer needs. Strategy 2015+ defines a framework to develop the Private & Business Clients, Corporate Banking & Securities and Global Transaction Banking divisions, bolstered by a new fully integrated Asset & Wealth Management division. Closer collaboration between the individual business divisions and the infrastructure functions should generate substantial synergies.

The Private & Business Clients (PBC) division, the leader in German retail banking, will aim to strengthen its position. The division will leverage its sizable deposit base and will lend more to its retail and business clients. The integration of Postbank, already well underway, is expected to yield significant additional

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synergies in the coming years. PBC aims to increase income before income taxes (IBIT) for its operating business from EUR 2 billion in 2011 to approximately EUR 3 billion by 2015.

The goal of the Corporate Banking & Securities (CB&S) division is to retain its leading position while recalibrating its model. The division, which has won market share through the financial crisis, will work to cement its leading position in Europe and to increase its share in the US and Asia Pacific. To secure a sustainable post-tax return on equity of approximately 15% for its operating business, CB&S aims to lower its cost-income ratio to below 65%, cutting costs by EUR 1.9 billion by 2015.

The newly integrated Asset & Wealth Management (AWM) division is an essential part of the universal banking model. Combining active and passive investment strategies together with retail asset management in one business unit will position the Bank to fully exploit the potential of its roughly EUR 900 billion in assets under management and invested assets and to generate added value for customers. Following an extensive review, DWS Americas, DB Advisors, Deutsche Insurance Asset Management and RREEF will be integral parts of AWM. The new division will also include former CB&S passive and third-party alternative businesses such as exchange traded funds (ETFs). It will build an efficient platform for future growth by eliminating as much duplication as possible. As a result, AWM aspires to double IBIT for its operating business from around EUR 0.8 billion in 2011 to approximately EUR 1.7 billion in 2015, while firmly establishing itself as a global leader by increasing assets under management and invested assets to about EUR 1 trillion.

The growth strategy of Global Transaction Banking (GTB) will continue, investing to build further market share in all customer segments, product areas and regional markets around the world. GTB has delivered strong and consistent performance across the cycle based on a solutions-oriented, scale business model. Its aspiration is to double IBIT from EUR 1 billion in 2011 to approximately EUR 2.4 billion by 2015.

In line with its goal to become the leading client-centric global universal bank, Deutsche Bank will continue to expand its geographic footprint throughout the regions. One strategic priority is Asia Pacific, which offers the greatest growth potential in coming years. Another is the Americas, where Deutsche Bank will continue to invest, aiming to benefit from the anticipated recovery of the US economy and to capture additional market share in the wider region. At the same time, the Bank will make the most of its position at the heart of Europe’s largest economy, Germany. It will leverage this competitive advantage with plans to increase commercial and retail lending by at least EUR 10 billion by 2015.

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The aspirations the Bank has set for Strategy 2015+ are based on a number of key assumptions, including normalization/stabilization of asset valuations, revenue growth by the Bank in line with the market, no major changes to current regulatory frameworks on capital or separation of business activities, global GDP growth in the range of 2% to 4% per annum over the period, normalization of the EUR/USD exchange rate at approximately 1.30 and the Bank’s achievement of selective consolidation-driven market share gains.

Leading cultural change

The Bank recognizes that change to its corporate culture is imperative. Following a period of reflection and dialogue with stakeholders, it has set itself the aim of being at the forefront of cultural change in the banking sector.

Compensation practices are one important way to achieve behavioral change and align incentives to longer-term sustainable performance on behalf of all stakeholders. The Bank is committed to reducing bonus payments in relation to business performance and will increase the time horizon for deferred bonus payouts to top management, with a single payment after five years rather than staggered payments over three.

In addition, Deutsche Bank will be a pioneer in appointing an independent external panel to review the structure and governance of compensation. The panel will consist of industry leaders, academics and compensation experts, and its recommendations will immediately influence annual compensation for 2012.

Achieving operational excellence and setting financial aspirations

Deutsche Bank has always reported capital ratios comfortably above regulatory thresholds and is committed to doing so in the future. The Bank has identified a series of measures to promote organic capital growth and further reduce risk-weighted assets, underpinned as ever by prudent risk management.

The Bank will exploit organic options such as retained earnings and bonus retention to reinforce its capital base. Under full application of Basel 3, the Bank expects to achieve a Core Tier 1 ratio of 7.2% at the beginning of 2013. This is planned to rise to at least 8% by the end of the first quarter of 2013 and more than 10% by the end of the first quarter of 2015.

The Bank is accelerating the process of shedding risk-weighted assets from non-core activities by creating a dedicated Non-Core Operations unit with risk-weighted assets of approximately EUR 135 billion as of June 2012. This unit will primarily hold securities from CB&S and other business divisions, plus operating assets from Corporate Investments. As a distinct division, the unit will be

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transparent, fully accountable, and empowered to manage and sell assets in the most efficient manner for the Bank, starting with an initial aim to reduce holdings by EUR 45 billion, or 33%, by March 2013.

The Bank aims to secure its long-term competitiveness by achieving operational excellence with major reductions in costs, duplication and complexity in the years ahead. It plans to incur one-off costs of approximately EUR 4 billion over the next three years with the aim of achieving annual savings of EUR 4.5 billion by 2015. Nearly 40%, or EUR 1.7 billion, of the planned savings relate to the Bank’s infrastructure, including investing in new integrated IT platforms, rationalizing regional back-office activities and centralizing procurement. The Bank further plans to consolidate its real-estate footprint by putting around 40 properties up for sale. As a result, the Bank aims to improve the cost-income ratio to less than 65% by 2015.

In view of the changed market environment and stricter capital requirements under Basel 3, the Bank aspires to a post-tax return on equity of at least 12% by 2015. This is calculated using a notional effective tax rate for the Group of between 30% and 35%.

For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 1540 (New York)
db.ir@db.com

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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